FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F X	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	January 31, 2023	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President, Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1.	News Release January 31, 2023

North America’s Railroad

News Release

CN’s 2022 Annual Financial Statements and Annual Information Form available on Company Website

MONTREAL, January 31, 2023 — CN (TSX: CNR) (NYSE: CNI) announced today that the Company’s 2022 Annual Financial Statements, Notes thereto and Management’s Discussion and Analysis, and its 2022 Annual Information Form and Form 40-F, have been filed with Canadian and U.S. securities regulators and are now available in the Investor section of its website, www.cn.ca/investors.

Printed copies of CN’s 2022 Annual Financial Statements, Notes thereto and Management’s Discussion and Analysis will also be available to shareholders free of charge upon request.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. CN's network connects Canada’s Eastern and Western coasts with the U.S. South through a 18,600-mile rail network. CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:

Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager, Media Relations	Vice-President
(438) 455-3692	Investor Relations
media@cn.ca	(514) 399-0052 investor.relations@cn.ca